Exhibit 2.1

Execution Copy

LICENSE PURCHASE AND
CUSTOMER RECOMMENDATION AGREEMENT

THIS LICENSE PURCHASE AND CUSTOMER RECOMMENDATION AGREEMENT (“Agreement”) is made and entered into as of May 23, 2014 by and between United States Cellular Corporation, a Delaware corporation (“Buyer”), Airadigm Communications, Inc., a Wisconsin corporation (“Seller”) and Telephone & Data Systems, Inc., a Delaware corporation (“Guarantor”).

RECITALS

Seller is the holder of certain PCS license authorizations listed in Exhibit A (the “FCC Authorizations”) granted by the Federal Communications Commission (the “FCC”).

Seller is the owner of two communications towers listed on Exhibit B (the “Towers”).

Seller has certain customers (excluding Seller’s customers’ machine-to-machine accounts and related services, the “Customers”).

Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the FCC Authorizations, the Towers and the Customers (together, the “Subject Assets”), all subject to the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements herein set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

AGREEMENT

1.                   (a)  Subject to the terms and conditions herein, Seller hereby agrees to: (i) assign the FCC Authorizations to Buyer or its designated affiliate, and (ii) sell the Towers to Buyer or its designated affiliate.  In consideration thereof, Buyer hereby agrees to pay to Seller concurrently with such assignments an aggregate amount of Ninety-one Million Five Hundred Thousand Dollars ($91,500,000) (the “Spectrum/Tower Purchase Price”).

(b)  Subject to the terms and conditions herein, Seller hereby agrees to make commercially reasonable efforts, as described in Exhibit C hereto (the “Customer Migration Protocol”) to assist Buyer in transitioning Seller’s Customers to Buyer’s wireless service.  Seller shall be paid for each customer that elects to switch to Buyer’s wireless service as provided in Schedule I hereto.

2.                     The closing (the “Closing”) of the transactions contemplated in paragraph 1 of this Agreement shall take place by facsimile or email transmission of documents, including counterpart signature pages, on September 10, 2014, or such other date that Seller and Buyer may agree (the “Closing Date”), but in no event earlier than two business days following the final termination date of Seller’s services to its Customers.  Notwithstanding the preceding sentence, at Seller’s sole discretion, upon prior written notice to Buyer, the Seller may postpone the Closing up to 30 days after the date that would otherwise be the Closing Date.  The parties acknowledge that time is of the essence in the performance of this Agreement. If the conditions to Closing set forth herein have been met and a party fails to close, such failure shall constitute a material breach of this Agreement entitling the non-breaching party to such damages as are allowable under applicable law, and the provisions of paragraph 14 of this Agreement shall apply.

3.                   Upon the consummation of the Closing, the Subject Assets shall be free and clear of all liens, pledges, encumbrances, charges or other security interests except those that may arise or exist as a result of acts or omissions of Buyer; provided, however, the FCC Authorizations shall remain subject to the rules and regulations of the FCC. Buyer is not assuming and shall not be responsible for any liabilities or obligations of any nature whatsoever of Seller including any arising out of the operation of a wireless business utilizing the FCC Authorizations including obligations to customers, employees, landlords, vendors or suppliers, or in connection with the Subject Assets on or before the Closing.  Except as expressly set forth in this paragraph 3 or paragraph 9 of this Agreement, the Seller makes no representation or warranty, express or implied, at law or in equity, in respect of any of its assets (including, without limitation, the Subject Assets), liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed. Buyer hereby acknowledges and agrees that, except to the extent specifically set forth in this paragraph 3, the Buyer is purchasing the Subject Assets on an “as-is, where-is” basis.  Buyer acknowledges that it has conducted to its satisfaction, its own independent investigation of the Subject Assets and, in making the determination to proceed with the transaction contemplated by this Agreement, Buyer has relied on the results of its own independent investigation.

Seller acknowledges that Buyer is continuing its due diligence with regard to certain of the Subject Assets as indicated on Exhibit B.  Buyer shall have the right to elect in its sole discretion to remove from the Subject Assets one or more of the Subject Assets  listed on Exhibit B. Such right may be exercised by Buyer by providing written notice of such election to Seller on or before August 13, 2014.  Such an election by Buyer shall not affect the parties other rights and obligations under this Agreement.

4.                   Seller and Buyer shall cooperate and promptly take all actions reasonably necessary to consummate the transactions contemplated by this Agreement, including cooperating in obtaining any necessary FCC and other regulatory approvals or consents and carrying out the various customer transition activities set forth on Exhibit C, commencing as soon as practicable following the execution of this Agreement.  Notwithstanding the foregoing commitment, Seller makes no warranty or guarantee with respect to the number of customers who may elect to switch to Buyer’s wireless service.  The parties acknowledge that no filings under the Hart Scott Rodino Act, as amended, are required for the transactions contemplated by this Agreement.  Seller and Buyer acknowledge that the FCC’s consent to the assignment of the FCC Authorizations from Seller to Buyer is not necessary for such assignment to be consummated because the Seller and Buyer are under the common control of the Guarantor, and that only a post-closing notice filing of the transaction with the FCC is required.

5.                   Between the date of this Agreement and the earlier of the Closing or termination of this Agreement, neither the Seller nor Guarantor, nor any director, officer or employee, or any agent or representative of Seller or Guarantor shall solicit, entertain or enter into any discussions, negotiations or similar activities relating to the sale or disposition of any direct or indirect interest in the Subject Assets. In the event Seller or Guarantor shall receive an unsolicited offer to purchase any direct or indirect interest in the Subject Assets, Seller and/or Guarantor shall promptly report such offer to Buyer.

6.                   Seller and Buyer shall each pay their own expenses (including legal and accounting fees and disbursements) in connection with the transaction contemplated by this Agreement. Seller shall pay all fees associated with any FCC filings the Seller needs to make, and Buyer shall pay all fees associated with any FCC filings the Buyer needs to make. Seller and Buyer shall equally split any filing fees associated with any joint FCC filings.  Buyer shall be responsible for paying, and shall pay its fees and expenses attributable to the transactions contemplated by this Agreement, including the fees and expenses of the Special Committee of the Buyer’s Board of Directors, including the fees and expenses of Waller Capital Partners, LLC (“Waller”) and Winston & Strawn LLP in accordance with the terms of their engagement agreements or other similar agreements.  Seller shall be responsible for paying and shall pay its fees and expenses attributable to the transaction contemplated by this Agreement.  The parties agree that (i) Seller shall be responsible for paying all personal property taxes due to the State of Wisconsin for 2014 with respect to the Subject Assets and (ii) Buyer shall be responsible for paying all sales taxes due to the State of Wisconsin arising from the transfer of the Subject Assets from Seller to Buyer pursuant to this Agreement.

7.                   This Agreement and the terms and conditions set forth in this Agreement are intended to be confidential and shall not be disclosed by any party to this Agreement or by any of their respective directors, officers, employees, or agents or representatives of any of them without the prior written approval of the other parties; provided, however, (a) a party may make any public disclosure it believes in good faith is required by applicable law; (b) each party may disclose the fact of this transaction in connection with carrying out the commitments contemplated in paragraph 4 hereof; (c) a party may disclose this Agreement to such of its attorneys, accountants, and advisors who have a legitimate business need for such disclosure in connection with their engagement by the disclosing party; (d) a party may disclose this Agreement as reasonably necessary to enforce its rights hereunder and (e) following the Closing, Waller may, at its own expense, make announcements or advertisements (including, without limitation, in financial newspapers and journals) describing the services Waller provided to the Special Committee of the Board of Directors of Buyer in connection with the transactions contemplated under this Agreement. No party will issue any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written approval of the other parties, except where such announcement is required by law or by the rules of a national securities exchange on which securities of the disclosing party or its affiliates are listed. If a public announcement is required by law, the parties will consult with each other before making such announcement.

8.                   Upon Closing, Seller and Buyer shall execute and deliver to each other such documents as shall be reasonably necessary and appropriate to consummate the transaction contemplated by this Agreement.

9.                   The Seller hereby, represents to Buyer, as of the date of this Agreement and as of the Closing Date, as follows: (a) Seller is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization and has the power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement; (b) without limiting the generality of the foregoing, this Agreement has been duly authorized, executed and delivered by Seller; (c) Seller is legally qualified to acquire, own and use the FCC Authorizations in accordance with applicable FCC rules and regulations and, complies with all applicable FCC foreign ownership rules and regulations; (d) this Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions; (e) except for proceedings affecting the wireless communications services industry generally, there is not pending nor, to the Knowledge of Seller, threatened, against either Seller or the Subject Assets, any application, action, petition, objection or other pleading or proceeding with the FCC, or any other governmental authority or in any court (i) which questions or contests the validity of, or seeks the revocation, forfeiture, non-renewal or suspension of, the FCC Authorizations, (ii) which seeks the imposition of any adverse modification or amendment with respect to the FCC Authorizations, or (iii) which seeks payment of a fine, sanction, penalty, damages or contribution in connection with the use of the any of the Subject Assets; and (f) Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transaction contemplated by this Agreement for which Buyer could become liable.  “Knowledge” as used herein shall mean actual knowledge of Seller’s Chairman, who is Joseph R. Hanley, and its Chief Executive Officer, who is Robert J. Galle and the actual knowledge of the Guarantor’s General Counsel, who is William S. DeCarlo.

10.                Buyer represents to Seller, as of the date of this Agreement and as of the Closing Date, as follows: (a) Buyer is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization and has the power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement; (b) without limiting the generality of the foregoing, this Agreement has been duly authorized, executed and delivered by the Buyer; (c) Buyer is legally qualified to acquire, own and use the FCC Authorizations in accordance with applicable FCC rules and regulations and, complies with, and upon the assignment of the FCC Authorizations to Buyer, will be in compliance with, all applicable FCC foreign ownership rules and regulations; (d) this Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions; (e) the Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement, except as disclosed in paragraph 6 of this Agreement; (f) except for proceedings affecting the wireless communications services industry generally, there is no pending or threatened claim, legal action or other proceeding pending, or to the knowledge of Buyer, threatened against Buyer, which, if adversely determined, would reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement; and (g) Buyer is, and at Closing will be, financially and legally able to meet its obligations hereunder and has not incurred any obligation, commitment or restriction of any kind which would impair such resources and capabilities.

11.                The Guarantor hereby agrees to cause Seller to perform all of its covenants and obligations under this Agreement.  The Guarantor shall be liable to Buyer, on a joint and several basis with Seller, for any and all liabilities and obligations of Seller under paragraph 24 of this Agreement.  In the event of the termination of this Agreement by Buyer pursuant to the terms of this Agreement, the Guarantor shall be liable to Buyer, on a joint and several basis with Seller, for any and all breaches of representations, warranties, covenants and other obligations hereunder by Seller prior to the termination of this Agreement.  The Guarantor hereby represents and warrants to Buyer that (i) it is a corporation, duly formed, validly existing and in good standing, under the laws of the State of Delaware; (ii) it has all requisite power, authority and legal right, and has taken all action necessary, in order to execute, deliver and perform its obligations under this Agreement; (iii) this Agreement has been, and any other documents contemplated by this Agreement to be delivered by Seller to Buyer, duly authorized, executed and delivered by it, and this Agreement constitutes, and each such other document when executed and delivered will constitute, the legal, valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as such enforceability may be limited by bankruptcy laws and other similar laws affecting creditors' rights generally; and (iv) neither the execution, delivery and performance by the Guarantor of this Agreement and the other documents contemplated by this Agreement, nor the consummation of the transactions contemplated hereunder, will violate, conflict with or result in a breach of any term, condition or provision of, or require the consent of any person under, (a) any existing law, ordinance or governmental rule or regulation to which the Guarantor is subject; (b) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to the Guarantor; (c) the organizational documents of the Guarantor; or (d) any material mortgage, indenture, agreement, contract, commitment, lease, plan, license or other instrument, document or understanding, oral or written, to which the Guarantor is a party or subject, or by which the Guarantor may have rights.

12.                (a) The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions: (i) the representations and warranties set forth in paragraph 10 of this Agreement shall be true and correct in all material respects at and as of the Closing; (ii) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, including without limitation, the payment of the Spectrum/Tower Purchase Price and the Customer Purchase Price referred to in paragraph 1 of this Agreement; (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement by the Seller; (iv) the parties shall have received all authorizations, consents, and approvals of governments and governmental agencies required by this Agreement or otherwise required by applicable law; (v) all certificates, instruments, assignment(s) or bill(s) of sale and other documents required to effect the transactions contemplated by this Agreement will be reasonably satisfactory in form and substance to each party and signed and delivered by the Buyer to the Seller, as applicable; and (vi) the delivery of a service termination notice letter from Seller to all of Seller’s customers as contemplated in Exhibit C and the expiration of the notice period stated in such letter ending on the Seller Customer Notice Expiration Date. The Seller may waive any condition specified in this paragraph 12(a) if it executes a writing so stating at or prior to the Closing.

                (b) The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions: (i) the representations and warranties set forth in paragraph 9 of this Agreement shall be true and correct in all material respects at and as of the Closing; (ii) the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing; (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement by the Buyer; (iv) the parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies required by this Agreement or otherwise required by applicable law; and (v) all certificates, instruments, assignment(s) or bill(s) of sale and other documents required to effect the transactions contemplated by this Agreement will be reasonably satisfactory in form and substance to each party and signed and delivered by the Seller to Buyer, as applicable. The Buyer may waive any condition specified in this paragraph 12(b) if it executes a writing so stating at or prior to the Closing.

13.                This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned upon the mutual written consent of the parties at any time prior to Closing, or at any time after May 31, 2015 at the election of either the Seller or Buyer in the event that the Closing shall not have occurred on or before May 31, 2015, by reason of the failure of any condition precedent hereunder; provided that neither Seller nor Buyer may so terminate this Agreement and abandon the transactions contemplated hereby if it shall then be in breach of its obligations under this Agreement or if a breach of its obligations shall have been the proximate cause of the failure of the Closing to occur prior to May 31, 2015. In addition, either party may terminate this Agreement by giving written notice to the other party at any time prior to the Closing in the event such other party has breached any material representation, warranty or covenant contained in this Agreement in any material respect, the party seeking to so terminate this Agreement has notified the other party of the breach, and the breach has continued without cure by the other party for a period of thirty (30) days after notice of breach (the “Cure Period”). Either party may terminate this Agreement if there shall be in effect a final non-appealable order of a governmental body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination which is not non-appealable; provided, however, that the right to terminate this Agreement under this paragraph 13 shall not be available to a party if such order was primarily due to the failure of such party to perform any of its obligations under this Agreement.

Notwithstanding anything in this Agreement to the contrary, in the case of a breach of any material representation, warranty or covenant contained in this Agreement by a party which is not cured during the Cure Period, the non-defaulting party shall, in the alternative to the right of termination as provided in this paragraph 13, have any and all rights available to such party, either at law or in equity, including the right to seek specific performance of this Agreement.

Any breach (default) by any party to this Agreement shall also entitle the non-defaulting party to reasonable costs, attorneys’ fees and expenses incurred by reason of the breach (default) of this Agreement, including its reasonable costs, attorneys’ fees and expenses incurred in seeking and obtaining specific performance of this Agreement.

The representations made by the parties herein and other obligations hereunder shall expire on, and any actions thereon must be brought on or prior to, the first anniversary of the Closing Date.

14.                The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that each of the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provision hereof.

15.                This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois (without application of principles of conflicts of law).  Each party agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated herein, whether in tort or contract or at law or in equity, exclusively in the federal or state courts located in Cook County, Illinois, except for any appeals from the decision of such courts (the “Chosen Courts”) and (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts for purposes of any such action or proceedings, (iii) waives any objection that the Chosen Courts are an inconvenient forum and do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding shall be effective if notice, including the original or a copy of such process, is given and receipt thereof evidenced in accordance with paragraph 22 of this Agreement; provided, that nothing contained in this paragraph shall be deemed to constitute a waiver of any objection to subject matter jurisdiction.

16.                This Agreement and any other agreements or documents contemplated by this Agreement, including agreements and documents executed and delivered in connection with the Closing may be executed in separate counterparts which may be delivered by facsimile or pdf transmission, and each of which shall be deemed an original and all of which taken together shall constitute one and the same agreement.

17.                This Agreement constitutes all the terms, conditions and understandings agreed upon by the parties relating to the subject matter of this Agreement, and no other agreements, oral or otherwise, regarding the subject matter of this Agreement shall be deemed to exist or to bind any of the parties or their affiliates. This Agreement cannot be altered, modified or changed except by another agreement signed by each party.

18.                This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties. Neither the Seller nor the Buyer may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other party, such consent not to be unreasonably withheld; provided, however, the Buyer and the Seller agree that the failure to consent to assignment shall be unreasonable if (i) the Buyer assigns all of its rights and obligations hereunder to an Affiliate, (ii) such Affiliate meets the FCC's eligibility requirements to hold the FCC Authorizations, and (iii) such assignment will not have a material adverse effect on this Agreement or the transaction contemplated hereby, including without limitation any delay in a party's ability to consummate such transaction. An “Affiliate” for this purpose shall mean any corporation, limited liability company, or general or limited partnership, all of the capital or equity interests in which are owned by the respective assignor.

19.                After the Closing, each party shall at the request of and without further cost or expense to the other, execute and deliver such further instruments and perform such further acts as may reasonably be required to carry out the intent and purposes of this Agreement

20.                This Agreement shall not confer any rights or remedies upon any person other than the parties and their respective successors and permitted assigns.

21.                This Agreement was negotiated by the parties with the benefit of legal representation.

22.                All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) the same day if delivered personally or by facsimile or email prior to 5:00 p.m. at the place of delivery; (ii) the next business day if sent by overnight delivery via a reliable express delivery service or if delivered personally or by facsimile or email after 5:00 p.m. at the place of delivery; or (iii) five (5) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Buyer: United States Cellular Corporation 8410 West Bryn Mawr Avenue Suite 700 Chicago, IL 60631 Attention: Kenneth R. Meyers President and CEO

Copy (which copy shall not constitute notice) to:

Special Committee of the Board of Directors

United States Cellular Corporation

8410 West Bryn Mawr Avenue

Suite 700

Chicago, IL 60631

Attention :  Harry J. Harczak, Jr., Chairman

Stephen P. Fitzell, Esq.

General Counsel, United States Cellular Corporation

c/o Sidley Austin LLP

Robert F. Wall, Esq.

Counsel to Special Committee of the Board of Directors of United States Cellular Corporation

c/o Winston & Strawn LLP

If to the Seller or Guarantor:

Airadigm Communications, Inc.

c/o Telephone and Data Systems, Inc.

30 N. LaSalle Street

Chicago, Illinois  60602

Attention:  Scott H. Williamson

Senior Vice President – Acquisitions and Corporate Development

scott.williamson@teldta.com

(312) 592-5382

and,

Joseph R. Hanley

Senior Vice President – Technology, Services and Strategy

joseph.hanley@teldta.com

(312) 592-5329

Copy (which copy shall not constitute notice) to: William S. DeCarlo, Esq. Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 wdecarlo@sidley.com (312) 853-6094

Any party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other party notice in the manner herein set forth.

23.                No past, present or future director, officer, employee, incorporator, stockholder, affiliate, agent or representative of a party shall have any liability for any obligations or liabilities of such party under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.  For the avoidance of doubt, this paragraph 23 shall not excuse Guarantor from any obligations or liabilities set forth in this Agreement.

24.                Seller shall retain and satisfy all obligations relating to the Subject Assets and the operation of Seller’s wireless business, including any Seller customer agreements, arising prior to the Closing of the sale of the Subject Assets to Buyer and prior to the termination of the applicable Seller customer agreements, respectively, and shall indemnify, defend and hold Buyer harmless from and against (a) any claim or action threatened or brought by any third party for losses or damages suffered by such third party arising out of or relating to Seller’s failure to satisfy such obligations, and (b) all costs and expenses (including reasonable attorneys’ fees) relating thereto. Buyer shall retain and satisfy all obligations relating to the Subject Assets and the operation of Buyer’s wireless business, including any Buyer customer agreements, arising subsequent to the Closing of the sale of the Subject Assets to Buyer and subsequent to the termination of the applicable Seller customer agreements, respectively, and shall indemnify, defend and hold Seller harmless from and against (a) any claim or action threatened or brought by any third party for losses or damages suffered by such third party arising out of or relating to Buyer’s failure to satisfy such obligations that arose subsequent to the Close of the sale of the Subject Assets, and (b) all costs and expenses (including reasonable attorneys’ fees) relating thereto.

[End of text; the next page is the signature page.]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date above first written.

AIRADIGM COMMUNICATIONS, INC., as Seller

By:	/s/ Scott H. Williamson
Scott H. Williamson
Authorized Representative and Senior Vice President – Acquisitions and Corporate Development of Telephone and Data Systems, Inc.

UNITED STATES CELLULAR CORPORATION, as Buyer

By:	/s/ Kenneth R. Meyers
Kenneth R. Meyers
President and CEO

TELEPHONE & DATA SYSTEMS, INC., as Guarantor

By:	/s/ Scott H. Williamson
Scott H. Williamson
Senior Vice President – Acquisitions and Corporate Development

Signature Page to License Purchase and Customer Recommendation Agreement
dated May 23, 2014 between
Airadigm Communications, Inc. and
United States Cellular Corporation